Exhibit 3.4

CERTIFICATE OF AMENDMENT
TO THE
RESTATED CERTIFICATE OF INCORPORATION
OF MICHAELS STORES, INC.

     Michaels Stores, Inc. (the “Company”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, hereby certifies:

First:	The name of the Company is Michaels Stores, Inc.

Second:	Effective as of April 26, 2004, the Board of Directors of the Company (the “Board”) adopted resolutions setting forth a proposed amendment to the Restated Certificate of Incorporation of the Company, as amended, declaring the amendment to be advisable and directing that the amendment be considered at the 2004 Annual Meeting of the Stockholders of the Company. The resolution setting forth the proposed amendment is as follows:

Resolved, that Paragraph One of Article Four of the Certificate is hereby amended and restated in its entirety to read as follows:

The aggregate number of shares of all classes of stock which the Corporation shall have the authority to issue is 352,000,000, consisting of 350,000,000 shares of common stock (the “Common Stock”) having a par value of $.10 per share, and 2,000,000 shares of preferred stock (the “Preferred Stock”), having a par value of $.10 per share.

Third:	At the 2004 Annual Meeting of the Stockholders of the Company, duly called and held on June 17, 2004, upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware, the necessary number of shares as required by statute were voted in favor of the amendment.

Fourth:	The amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

     IN WITNESS WHEREOF, the Company has caused this certificate to be signed by Mark V. Beasley, its Secretary, on this 17th day of June, 2004.

By:	/s/ Mark V. Beasley

Mark V. Beasley, Secretary